Mr. John Cannarella
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

July 21, 2005

Dear Mr. Cannarella,

RE:               Form 10-K for the year ended December 31, 2004
YOUR RE:          File No. 3-42125

We refer to your comment letter dated July 7, 2005, requesting further information in relation to the above Form 10-K, filed on March 31, 2005.

Attached please find our response to your comment letter, containing the supplemental information to the aforesaid Form 10-K, in response to your request.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your confirmation that our response meets your requirements.

Sincerely,



/s/ Evan J. Griffith
Evan J. Griffith
Chief Executive Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. You indicate that the $17.2 million increase in revenues from fiscal year 2004 compared to fiscal year 2003 was due to increased sales and higher fuel costs. Please discuss the business reason(s) for the increase in sales and quantify changes resulting from increase sales and higher fuel surcharge pass through. To the extent you have different tariffs by class of customer, you could provide a discussion of changes in revenue by class of customer and include your residential and commercial customers that comprise your retail sales. Similarly, it would be informative to the user to see the extent to which the margin from Wholesale and Economy Sales contribute to covering your fixed costs. Please provide some type of table that contrasts revenues from such bulk sales with the related direct variable costs. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

              The Company experienced increased demand in 2004. With regard to retail revenues, the Municipality of Anchorage, our primary service area, continued to experience job growth during 2004. Additionally, increased state and federal spending generated additional general economic activity. These factors contributed to increased retail revenues. With regard to wholesale revenues, base rate revenue decreased in 2004 due to a decrease in the base rates charged to the Company's wholesale customers, however, actual sales to the Company's wholesale customers increased due to the same economic activity described above.

              The following table shows the base rate energy sales revenue and fuel surcharge revenue by customer class that is included in revenue at December 31, 2004, and 2003. Future filings with the Commission will contain the expanded disclosure to promote reader understanding.

                           Base Rate Sales Revenue           Fuel and Purchased Power Revenue                Total
                                                    %                                      %         2004            2003
                      2004           2003        Variance     2004           2003       Variance     Total           Total

Retail
Residential         $47,934,042    $47,487,204     0.9%    $17,717,363    $14,225,754     24.5%    $65,651,405     $61,712,958
Small Commercial      8,286,112      7,387,058     12.2%     3,593,442      2,588,196     38.8%     11,879,554       9,975,254
Large Commercial     29,318,402     29,135,473     0.6%     16,472,154     13,585,003     21.3%     45,790,556      42,720,476
Lighting              1,315,794      1,260,915     4.4%         99,456         47,885    107.7%      1,415,250       1,308,800
Total Retail        $86,854,350    $85,270,650     1.9%    $37,882,415    $30,446,838     24.4%   $124,736,765    $115,717,488

Wholesale
HEA                 $10,205,288    $10,990,710    (7.1)%   $14,585,056    $10,742,534     35.8%     24,790,344     $21,733,244
MEA                  17,356,227     18,934,031    (8.3)%    19,808,667     15,271,229     29.7%     37,164,894      34,205,260
SES                     985,641        955,873     3.1%      1,864,360      1,505,327     23.9%      2,850,001       2,461,200
Total Wholesale     $28,547,156    $30,880,614    (7.6)%   $36,258,083    $27,519,090     31.8%     64,805,239     $58,399,704

Economy Sales        $8,867,625     $7,112,276     24.7%            $0             $0                8,867,625      $7,112,276
Miscellaneous                                                                                       $2,836,986      $2,802,945

Total Revenue      $124,269,131   $123,263,540     0.8%    $74,140,497    $57,965,928     27.9%   $201,246,615    $184,032,413

              Margins realized from wholesale (firm) sales are treated differently than the margins earned from economy (non-firm) energy sales.

              There are no fixed-cost contributions associated with economy energy sales. Margins realized from economy energy sales transactions do not impact the margin levels that are used to determine the financial results of the Company. Rather, margins earned from these sales are returned to retail and wholesale customers as an offset against fuel and purchased power expenses included for recovery in the fuel surcharge process. In this manner, the rate levels of retail and wholesale customers are precisely offset by the margins earned through economy energy sales transactions.

              In contrast, wholesale rates are established to provide fixed and variable cost recovery. The majority of the variable costs are fuel and purchased power related, which are recovered through the fuel surcharge process. Fixed costs, including margins, are recovered through base rates. The Company's authorized Times Interest Earned Ratio (TIER) on long-term generation and transmission interest expense is 1.10. Wholesale base rates were last adjusted in the Company's 2000 test period rate case.

              Based on the results of fixed and variable cost recovery established in the Company's last rate case, wholesale sales contributed approximately $24 and $26 million to the Company's fixed costs for the years ended December 31, 2004 and 2003, respectively. Future filings with the Commission will contain expanded disclosure of this information to promote reader understanding.

2. Please tell us how you recognize fuel expense in your Statement of Revenues and Expenses. If you do not recognize actual fuel expense but instead recognize the approved amount with the difference from actual reflected as a fuel over/under recovery in the balance sheet, please expand your fuel discussion to indicate fluctuation fuel prices affect fuel expense. Further, you should quantify the price versus volume variances you mention in your fuel expense discussion.

              The Company recognizes actual fuel expense used in its Statement of Revenues and Expenses. In 2004, Chugach used 25,024,954 MCF of fuel at an average effective price of $2.56 per MCF. In 2003, Chugach used 23,402,981 MCF of fuel at an average effective price of $2.08 per MCF. The Company will quantify the price versus volume variances in the fuel expense discussions in future filings with the Commission.

3. You indicate that the increase in power production expense in 2004 was due, in part, to the update of the method in which you record maintenance costs. Please tell us why you believe it is appropriate to reclassify only the current period and not the prior periods to conform to current period presentation. In this regard, you should explain to us how you changed your method by which maintenance costs are recorded. To the extent you were previously capitalizing maintenance costs, please explain your basis in GAAP.

              Prior to 2004, all maintenance costs associated with substation, relay, microwave, communications and SCADA were recorded under caption "Administrative, general and other" in the Company's financial statements. In an effort to better reflect the functional areas of the organization that incurred maintenance costs, effective January 1, 2004, the Company began directly assigning these maintenance costs to Statement of Revenues, Expenses and Patronage Capital expense accounts "Power production," "Transmission," and "Distribution" according to the functional area of the organization where the maintenance occurred.

              We did not reclassify the prior years to conform to current period presentation because the maintenance was not material for 2003 or 2002.

              None of these maintenance costs in question were previously capitalized.


4. When you discuss the increase in purchased power costs, you should provide a price volume analysis to illustrate the effect of higher fuel costs and increased demand.

              The Company purchases power from several producers. The purchased power price includes a fuel cost component that is directly related to the price that the producer pays for fuel. The Company purchased approximately the same quantity from some producers but paid more. Fuel cost is a major component of the price paid for purchased power, therefore, the Company disclosed that the cost increased due to higher fuel costs. In 2004, the Company purchased 581,103 MWH of energy at an average effective price of $3.36 cents per kWh. In 2003, the Company purchased 554,706 MWH of energy at an average effective price of $3.01 cents per kWh. The Company reported that purchased power costs increased in 2004 from 2003 due to higher fuel costs and increased sales. Increased sales referred to increased purchase power sales.

              It is difficult to perform a traditional price/volume variance analysis because the volume of power purchased is not necessarily a function of customer demand. The following factors influence the Company's decision as to whether or not to purchase power:

              o The Company has entered into contracts to purchase all of the output of hydroelectric units that are based on reservoir in-flows that are weather dependent.
              o The Company has entered into a contract for all of the output of the Nikiski power plant, which fluctuates due to planned and forced outages at the plant.
              o A take or pay contract for purchased power of the Bradley Lake hydroelectric project. The cost for purchased power remains the same, however, the quantity changes due to weather conditions.

              Future filings with the Commission will contain expanded disclosure of variances to purchased power expense to promote reader understanding.

5. It appears that you record the retirement of capital credits and estate payments in your balance sheets based on the amounts paid rather than the amounts authorized. Please tell us why you believe that such treatment is appropriate or revise your accounting treatment accordingly in future filings.

              All retirements of capital credits, which include amounts retired under a new discounted capital credits retirement plan, and estate payments are recorded based on the amounts authorized by the Company's board of directors, not the amounts paid. Future filings with the Commission will contain expanded disclosure of this information to promote reader understanding.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

6. We note that your sensitivity analysis with respect to market risk from changes in interest rates is limited to the variable rate debt of $5.9 million which matures in 2005. Please revise your sensitivity analysis for changes in interest rates to include all of your variable rate debt or tell us why you believe your current disclosure is appropriate.

              The Company will revise our sensitivity analysis for changes in interest rates to include all of our variable rate debt outstanding in the 2nd quarter 2005 10Q filing and in future filings with the Commission.

Notes to Financial Statements

Note 1. Description of Business and Significant Accounting Policies

7. You indicate you performed an impairment analysis of certain generation assets and determined that impairment existed. You wrote the asset down to its estimated salvage value. We are unable to determine whether the impairment was based on held and used or based on disposing such assets. Your write-down to net realizable value suggests the latter. If so, please provide the disclosure required by paragraph 47.a of SFAS 144. If otherwise, please provide the disclosure required by paragraph 26.a of SFAS 144.

              During the second quarter of 2003, we entered into a plan to take a generation asset out of service. The asset was physically abandoned in September of 2003. In accordance with SFAS No. 144, paragraph 28, we adjusted the remaining depreciable life of the asset. The Company determined the depreciation that would have been recorded in the third quarter of 2003 was immaterial, therefore we considered that the asset should be fully depreciated in the second quarter of 2003 when we committed to a plan to abandon the asset. Future filings with the Commission will contain expanded disclosure of this information to promote reader understanding.

8. Please disclose your accounting policy for pass through taxes or excise taxes. Your disclosure should indicate whether you are presenting your collections and payments of these taxes on a gross or net basis. If they are presented on a gross basis, also disclose the amounts of excise taxes included in each revenue and expense caption. See rule 5-03.1 of Regulation S-X.

              To the extent the Company collects pass through taxes or excise taxes, the Company's accounting policy is to report the taxes on a net basis and the taxes are not included in revenue or expense.

              The Company collects a regulatory cost charge based on retail electricity sold, as well as sales tax on retail electricity sold to Kenai and Whittier consumers. These taxes are collected monthly and remitted to the State of Alaska quarterly. These taxes are not included in revenue, therefore, the disclosure required by rule 5-03.1 of Regulation S-X does not apply.

              Alaska electric cooperatives must pay to the State of Alaska, a gross receipts tax in lieu of state and local ad valorem, income and excise taxes on electricity sold in the retail market. This tax is accrued monthly and remitted annually. This tax is not included in revenue, therefore, the disclosure required by rule 5-03.1 of Regulation S-X does not apply.

              Excise taxes on our fuel purchases are paid directly to our gas producers and are recorded under caption "Fuel" in the Company's financial statements and are not directly passed through to our consumers.

9. We assume you do not accrue for unbilled revenue because the RCA has set rates based on a test period that excludes unbilled revenues. If otherwise, please explain. Please tell us how you ensure generation based expenses, such as fuel, are properly matched against the related revenues. We may have further comment.

              The Company does accrue for retail unbilled revenue. To insure we recognize a full year's revenue on the financial statements, the Company adjusts retail revenue for overages or underages in meter read intervals. Wholesale revenue is recorded from metered locations, so no accrual is made.

              The Company's rates are established, in part, on test period sales levels that reflect actual operating results. Wholesale sales are calendar-month metered, and retail sales are adjusted to reflect results on a calendar month basis. The Company recognizes unbilled retail revenue through a monthly retail revenue adjustment process to accurately recognize calendar-month results. The test period sales levels used by the Company to set rates is based on the actual wholesale metered results and adjusted retail sales results.

              Non-fuel generation related expenses are recovered through the Company's base demand and energy rates. Fuel and purchased power costs are recognized in the month incurred, both on an expense and revenue basis. Actual fuel and purchased power used is included in revenue to directly offset the actual fuel expense in the month it was incurred. Fuel and purchased power expenses are recovered through the Company's quarterly fuel surcharge process.

Note 5. Deferred Charges

10. It appears this caption contains regulatory assets as defined by SFAS 71. Further it is not clear whether Note 10 contains regulatory liabilities. The staff has historically requested a summarization of regulatory assets and liabilities in one footnote to allow the reader to gauge the effects of regulation on the utility. Your presentation of the detail of deferred charges and credits supporting the related balance sheet captions is useful information. Please make it clear which items in the notes and over/under recovered fuel costs are regulatory assets or liabilities in future disclosures. We presume your rates are set such that the cost of capital is included in determining such rates. If otherwise, please advise. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, please tell us and disclose in future filings the nature and amounts of each of these assets and the remaining recovery period associated with each of them. This also includes over/under recovery of fuel. Refer to the requirements of paragraph 20 of SFAS 71.

              Note 5, "Deferred Charges," contains regulatory assets and Note 10, "Deferred Credits," contains regulatory liabilities as defined by SFAS 71. Over/under recovered fuel costs is not included in "Deferred Charges" or "Deferred Credits." It is classified as a current asset or current liability. Cost of capital is included in determining the Company's rates. The Company does not include any regulatory asset or liability that has been excluded from recovery, however, note 5 discloses the nature and amount of total deferred charges that represents regulatory assets in progress that are not currently being amortized. These charges were added to this category after our revenue requirement was determined in our 2000 Test Year rate case. The Company expects recovery, as well as a recovery period determination, in the future, however, the timing of our next rate case has not been determined. The Company will clarify which items in the notes are regulatory assets or liabilities and will summarize regulatory assets and liabilities in one footnote in future filings with the Commission.

11. We note that you have unclaimed capital credit retirement of $6.8 million as of December 31, 2004 and $6.5 million as of December 31, 2003. If, as we believe, that such amounts have not been paid because proper account identification cannot be made, please tell us whether such unclaimed amounts are subject to abandoned property laws. If so, please tell us how you determined it is appropriate to record such unclaimed amounts as a component of equity rather than a liability.

              Unclaimed capital credits are subject to section 34.45.200 of Alaska's unclaimed property law. This law states that a distribution of net margins by a cooperative incorporated under AS
              10.25 is presumed abandoned if the distribution remains unclaimed by the owner for more than one year after the date authorized for the distribution. The distribution presumed abandoned under this subsection reverts to the cooperative if the cooperative has, at least six months before the proposed date that the distribution reverts to the cooperative, both mailed a notice of the proposed reversion to the last known address of the owner as shown on the cooperative records and published notice of the proposed reversion in the manner provided by law or court rule for service of a summons of publication. Any capital credit amount that is subject to this reversion is recorded as a current liability until the requirements under section 34.45.200 have been met. It is only after all the requirements have been met that the amount in question is reclassified from the current liability to other equity. Future filings with the Commission will contain expanded disclosure of the Company's accounting policy for unclaimed capital credits to promote reader understanding.

     12. We note that your auction rate bond is subject to optional and mandatory redemption under certain circumstances. Please tell us why you believe that classification of your auction rate bond as a long-term liability is appropriate with due regard to EITF Topic D-61. In doing so, please tell us the following;

              o under what circumstances the debt holder may redeem your auction rate bonds, irrespective of the likelihood;

                      The 2002 Series B Bonds, due 2012 (auction rate bonds) are redeemable only by the Company through the operation of a sinking fund. This is a mandatory redemption made through annual payments to the sinking fund.

                      Optional redemption by the Company may be made, in whole or in part, on any Interest Payment Date immediately following the end of the Auction Period, at the principal amount of the 2002 Series B Bonds to be redeemed and without premium, together with the accrued interest; provided, however, in the event of an optional partial redemption of the 2002 Series B Bonds bearing interest at an Auction Mode rate, the aggregate principal amount not so redeemed is an integral multiple of $100,000.

              o The timeframe in which the debt holder may give notice to redeem the bonds;

                      Bondholders cannot redeem the auction rate bonds.

              o Whether the bond is subject to a best-efforts remarketing agreement such that you might be obligated to pay off the debt if the agent is unable to remarket the debt; irrespective of the likelihood; or

                      Chugach's 2002 Series B Auction Rate Bonds (Bonds) are not subject to redemption at the option of the bondholders under any circumstances. As stated earlier, Chugach may elect to redeem the bonds at our option, and we are required to redeem the bonds in pre-established incremental amounts over time through a sinking fund as disclosed in footnote 8 of the financial statements. The Bonds are subject to a remarketing agreement on a best efforts basis, however in the event of unsuccessful remarketing, the bonds are returned to the bondholders and continue as auction rate bonds subject to a maximum auction rate (15%). Under no circumstances would Chugach be obligated to pay off the Bonds in the event of an unsuccessful remarketing effort. As stated below, Chugach has not provided any protection to the bondholders in the event of an unsuccessful remarketing. Therefore, we have classified the Bonds as long term, with the exception of the mandatory sinking fund payment due in 2005.

              o If you have given any support that provides protection to the debt holder in the event that the redeemed debt cannot be remarketed.

                      The Company has not provided any support to protect debt holders if remarketing efforts are not successful.